                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, AVENUE KLÉBER, 75116 PARIS, FRANCE
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                 ---                           ---

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No  X
         ---                            ---

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No  X
         ---                            ---

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No  X
         ---                            ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press release dated September 22, 2003, "Agreement on Revised €3.2 Billion
Refinancing Package"

Press release  dated  September 26, 2003,  "ALSTOM  Sells Its  Transmission  &
Distribution Activities to Areva for €950 million"

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: September 30, 2003                   By: /s/ Philippe Jaffré
                                               ------------------------------
                                               Name: Philippe Jaffré
                                               Title: Chief Financial Officer

                                                               22 September 2003

                              AGREEMENT ON REVISED
                     €3.2 BILLION REFINANCING PACKAGE

•  FINANCING PACKAGE INCREASED FROM €2.8 TO €3.2 BILLION

•  LONG-TERM MEASURES - EQUITY INCREASE AND LOANS OVER 15 YEARS - REPRESENT OVER
   €1.7 BILLION

•  FRENCH  STATE  CONTRIBUTION  OF  €800  MILLION,  OF  WHICH €300 MILLION TO BE
   CONVERTED INTO SHARES SUBJECT TO EUROPEAN COMMISSION APPROVAL

•  SHORT-TERM FACILITIES INCREASED TO €1.5 BILLION

Following  the  European  Commission's  announcement  that some  aspects  of the refinancing  package  announced  on 6 August  2003  were  inconsistent  with the
Commission's review and approval  timetable,  new discussions were held over the last  few  days  between  all the  concerned  parties,  including  the  European
Commission, in order to amend the plan.

A new agreement  has been reached  which is designed to meet ALSTOM's  financial needs  while  complying  with  European  Commission  requirements.  The  revised financing  package was approved  today by ALSTOM's  Board and will be subject to shareholder  approval  at an  Extraordinary  General  Meeting  to be  held on 18
November 2003. As a consequence,  the Ordinary and Extraordinary General Meeting scheduled on 24 September 2003 will not take place.

The main features of the revised refinancing package are:

STRENGTHENING OF EQUITY                                         1200
•  CAPITAL INCREASE                                              300

•  ISSUE OF BONDS MANDATORILY REIMBURSABLE
   WITH SHARES (ORA), 5-YEAR MATURITY                            900*

LONG-TERM INSTRUMENTS                                            500
•  SUBORDINATED BOND (FRENCH STATE)                              300
   20-YEAR MATURITY**

•  SUBORDINATED BOND (FRENCH STATE)
   15-YEAR MATURITY                                              200

MEDIUM-TERM LOANS                                               1500
•  SUBORDINATED LOAN, WITH 5-YEAR MATURITY (FRENCH STATE)        300
•  SUBORDINATED LOANS, WITH 5-YEAR MATURITY (BANKS)                     1,200*

----------------------------------------------------------------------
TOTAL                                                          3,200
----------------------------------------------------------------------
*ORA  MAY  BE  INCREASED  TO  UP  TO €1 BILLION,  WITH BANKS' SUBORDINATED LOANS
CORRELATIVELY REDUCED TO €1,100
**CONVERTED  INTO  SHARES IMMEDIATELY FOLLOWING THE EUROPEAN COMMISSION'S REVIEW
AND APPROVAL

Short-term facilities,  including €1.2 billion provided by the French State, are increased to €1.5  billion to cover  ALSTOM's  liquidity  requirements until the new financing package is fully implemented.

As  included  in the  previous  package,  a  syndicate  of banks is  providing a contract bonds and guarantees facility of €3,500 million,  counter-guaranteed in part (65%) by the French  State,  to allow  ALSTOM to cover its normal  level of business actvity.

Commenting on the revised package, Patrick Kron, ALSTOM's  Chairman & CEO, said:
"The new package provides ALSTOM with a strong base from which to move ahead. It meets our  fundamental  objectives:  a substantial  increase in our equity base, with the prospect of the French  State  becoming a  shareholder  if the European
Commission, following its review, grants approval; adequate medium- to long-term refinancing and coverage of on-going liquidity and bonding needs.

"Unfortunately,  the past period of uncertainty has had a negative impact on our order  intake,  which coupled with losses  identified on contracts,  leads us to expect disappointing  financial results for the first half of the current fiscal year.

"Today's announcement ends uncertainty surrounding ALSTOM's future and so should rapidly  restore the  confidence of our  customers,  suppliers and employees and greatly improve our commercial performance. My primary objective,  together with the management  team, is to vigorously  implement all aspects of the performance improvement  programme  we launched in March:  to reduce our cost base,  improve profitability and better serve our customers world-wide."

(II) OPERATIONAL AND FINANCIAL UPDATE

ORDER INTAKE
In addition  to weak  markets in power  generation  new  equipment,  the Group's commercial  activity has been significantly  impacted by customer concerns as to
ALSTOM's future and by difficulties in obtaining  contract bonds. These factors, exacerbated  by  growing  uncertainty  generated  over the last  weeks as to the implementation  of the financing  package  announced on 6 August,  have led to a lower level of order intake.

Orders  received  in the first half of fiscal  year 2004 are now  expected to be around €7 billion, approximately 25 per cent below the first half of fiscal year
2003 on a comparable basis (same scope and same exchange rates).

INCOME AND CASH FLOW
As  previously  announced,  a review of the  projects  managed  by  ALSTOM's  US
Transport  business  was  undertaken  and has  identified  additional  costs  to complete some contracts of  approximately  €100 million.  Other project  reviews have led  management to make more  conservative  estimates of costs to complete, with a corresponding negative impact on operating income. In particular,  due to the bankruptcy of two key  sub-contractors  on a utility boiler  contract in the
US, the cost to complete  this project has been  re-assessed  and will lead to a loss of approximately €50 million.

In the light of these  developments,  an  operating  margin of just over 1.0 per cent is forecast  for the first half of fiscal  year 2004.  A net loss of around
€500  million  is  expected  for this  period  due to the  lower  than  expected operating  margin  combined  with higher  financial  expenses and  restructuring costs.

Free cash flow will be strongly negative in the first half mainly as a result of a  slowdown  in  customer  deposits  and  advances  caused by lower  orders  and insufficient bonding availability,  coupled with the scheduled cash outflow from
GT24/GT26 provisions.

DISPOSALS PROGRAMME
An agreement  with Areva  should be  finalised  shortly for the sale of ALSTOM's
Transmission &  Distribution  (T&D)  activities for an enterprise  value of €950 million, subject to closing adjustments,  with closing expected in early January
2004. The T&D sale will bring total proceeds from disposals since this time last year to €2.5  billion.  Other  assets  sales are  currently  underway and due to uncertainties  linked to  timing,  total  proceeds  secured by 31 March 2004 are expected to be around €2.7 billion.

ALSTOM's  results for the first half of fiscal year 2004 will be published on 13
November 2003.

                                     * * *

ALSTOM has  requested the Paris,  London and New York stock  exchanges to resume trading in its shares from 9.00 am CET tomorrow, Tuesday, 23 September 2003.

ANNEX: DETAILS OF REVISED REFINANCING PACKAGE

CAPITAL INCREASE
A €300 million  capital  increase  will be carried out either with  preferential subscription  rights for  existing  shareholders  or  through  the  issuance  of warrants to existing  shareholders  giving them equivalent rights. The operation is fully guaranteed by a syndicate of banks.
The subscription price will be €1.25 per share.

20-YEAR BOND RESERVED FOR THE FRENCH STATE,  REIMBURSABLE WITH SHARES SUBJECT TO
EUROPEAN COMMISSION APPROVAL
The French State will fully subscribe to a €300 million subordinated note with a maturity of 20 years,  which will be reimbursable with shares upon approval from the European Commission. Principal characteristics:
     ·   Strike: €1.25 per share.
     ·   Coupon:  Euribor  + 500 bps, of  which  150 bps  capitalised  and  paid on reimbursement of the loan's principal.

15-YEAR BOND RESERVED FOR THE FRENCH STATE
The French State will fully subscribe to a €200 million  subordinated note, with a maturity of 15 years. Principal characteristic:
     ·   Coupon:  Euribor  + 500  bps,  of  which  150 bps  capitalised and paid on reimbursement of the loan's principal.

BONDS MANDATORILY REIMBURSABLE WITH SHARES
In parallel with the capital  increase,  ALSTOM will issue €900 million in bonds mandatorily  reimbursable  with shares (ORA) fully  guaranteed by a syndicate of banks. This amount may be increased up to €1,000 million.  Existing shareholders will have preferential rights to subscribe to such bonds. The principal terms of the bonds are:
     ·   Coupon: 2%, capitalised for the first year.
     ·   1 bond will be mandatorily reimbursed with 1 share.
     ·   Issuance price: €1.40 per bond.
     ·   Maturity: 31 December 2008.

SUBORDINATED LOANS
ALSTOM will be provided with a total of €1,500  million in  subordinated  loans.
The French State has agreed to  participate in €300 million of the total amount, with the remainder provided by the banks. The amount of the banks'  subordinated loans may be  decreased  to €1,100  million if the ORA  offering is increased to
€1,000 million. The principal terms of the loans are:
     ·   Interest  rate  per  annum:  Euribor  +  450  bps,  of  which  150  bps capitalised and paid on reimbursement of the loan's principal.
     ·   Maturity: 5 years.
     ·   Early repayment allowed at ALSTOM's option.

SHORT-TERM FACILITIES
Short-term liquidity needs will be covered by the banks for €300 million and the
French State for €1,200 million.

CONTRACT BONDS AND GUARANTEES
A  €3,500  million  contract  bonds  and  guarantees  facility  has  been  fully underwritten by a syndicate of banks,  with 65% of each bond  counter-guaranteed by the French State.

ADVISORS
Lehman Brothers is acting as ALSTOM's sole advisor.

                                      ***

Press Relations:        S. Gagneraud / G. Tourvieille
                        Tel. +33 1 47 55 25 87
                        internet.press@chq.alstom.com

Investor Relations:     E. Chatelain
                        Tel. +33 1 47 55 25 33
                        investor.relations@chq.alstom.com

M Communications:       L. Tingström
                        Tel. + 44 789 906 6995

This press release does not  constitute  anoffer to sell, or a  solicitation  of offers to  purchase or  subscribe  for,  securities  in the United  States.  The securities  referred to herein have not been and will not be,  registered  under the  Securities  Act of 1933, as amended,  and may not be offered or sold in the
United States abasent  registration or an applicable exemption from registration requirements.

FORWARD-LOOKING STATEMENTS:
This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, orders received,  income,  operating margins,  dividends, provisions,  cash flow, debt or other financial items or ratios, (ii) statements of plans,  objectives or goals of ALSTOM or its management,  (iii) statements of future  product or economic  performance,  and (iv)  statements  of  assumptions underlying such statements. Words such as "believes", "anticipates",  "expects",
"intends",  "aims",  "plans" and "will" and similar  expressions are intended to identify  forward looking  statements but are not exclusive means of identifying such statements. By their very nature,  forward-looking statements involve risks and  uncertainties  that the forecasts,  projections  and other  forward-looking statements  will not be  achieved.  Such  statements  are based on  management's current plans and expectations and are subject to a number of important  factors that could cause actual results to differ materially from the plans,  objectives and expectations  expressed in such  forward-looking  statements.  These factors include:  (i) the inherent  difficulty of forecasting  future market conditions,

level of  infrastructure  spending,  GDP growth  generally,  interest  rates and exchange  rates;  (ii) the  effects  of,  and  changes  in,  laws,  regulations, governmental policy,  taxation or accounting  standards or practices;  (iii) the effects of currency exchange rate movements;  (iv) the effects of competition in the product  markets and  geographic  areas in which  ALSTOM  operates;  (v) the ability to increase  market  share,  control  costs and enhance cash  generation
while   maintaining  high  quality  products  and  services;   (vi)  the  timely
development of new products and services; (vii) the impact of our high levels of indebtedness;  (viii) the ability to  renegotiate  or renew our existing  credit lines and to meet the financial and other  covenants  contained in our financing agreements; (ix) difficulties in obtaining bid, performance and other bonds with customary  amounts  or terms;  (x) the  timing of and  ability  to meet the cash generation  and other  initiatives  of the new action  plan,  particularly,  the ability to finalise the disposal of the Transmission  and Distribution  business or to dispose of certain real estate assets on  favourable  terms or in a timely fashion;  (xi)  the  results  of  the  United  States  Securities  and  Exchange
Commission's  ("SEC")  investigation  and our own  internal  investigation  into matters  relating  to  ALSTOM  Transportation  Inc.,  and the  impact  of  those investigations on ALSTOM  Transportation Inc.'s ability to conduct its business;
(xii) the outcome of the putative class action  lawsuits  recently filed against us and  certain of our current  and former  officers;  (xiii) the results of the
European  Commission's  review of the French State's involvement in our recently renegotiated  financing  package;  (xiv) receipt of shareholder  approval of our recently  renegotiated  financing  package,  (xv) the  availability  of external sources of  financing  on  commercially  reasonable  terms;  (xvi) the  inherent technical  complexity  of many of ALSTOM's  products  and  technologies  and the ability  to  resolve  effectively,  on time  and at  reasonable  cost  technical problems that inevitably arise, including in particular the problems encountered with the  GT24/GT26  gas  turbines and the UK trains;  (xvii) risks  inherent in large  contracts  and/or  significant  fixed  price  contracts  that  comprise a substantial  portion of ALSTOM's  business;  (xviii) the inherent  difficulty in estimating  future  charter or sale  prices of any  relevant  cruise ship in any appraisal of the exposure in respect of the Renaissance  Cruises  matter;  (xix)
the inherent  difficulty in estimating ALSTOM's exposure to vendor financing and other credit risks which may notably be affected by customers' payment defaults;
(xx) the ability to invest in successfully,  and compete at the leading edge of, technology  developments across all of ALSTOM's Sectors;  (xxi) the availability of adequate cash flow from  operations or other sources to achieve  management's objectives or goals;  (xxii) whether  certain of our markets,  particularly  the
Power Sectors,  recover from their currently  depressed state; (xxiv) the impact on customer confidence of our ongoing liquidity and other difficulties,  and our ability to  re-establish  this  confidence;  (xxv) the effects of disposals  and acquisitions  generally;  (xxvi) the unusual level of  uncertainty  at this time regarding  the world  economy  in  general;  and  (xxvii)  ALSTOM's  success  at adjusting to and managing the risks of the foregoing.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the
SEC,  including  reports  submitted  on Form 6-K. In  particular,  we expect our
Annual  Report on Form 20-F for the fiscal  year ended 31 March 2003  (including our audited financial  statements for fiscal years ended 31 March 2003, 2002 and
2001) to be filed with the SEC in  September  2003.  Forward-looking  statements speak  only as of the date on which  they are made,  and  ALSTOM  undertakes  no obligation  to  update  or  revise  any of  them,  whether  as a  result  of new information, future events or otherwise.

FSA/Stabilisation.

                                                               26 September 2003

             ALSTOM SELLS ITS TRANSMISSION & DISTRIBUTION ACTIVITIES
                         TO AREVA FOR €950 MILLION

ALSTOM  has  reached  an  agreement  to sell  its  Transmission  &  Distribution activities to Areva, for an entreprise  value of €950 million,  which is another key step in its continuing disposal programme.

The Transmission & Distribution Sector sells products,  systems and services for the medium and high voltage markets.  The Sector's Power  Conversion  activities are not part of the transaction and will remain within ALSTOM.

In  the  last  financial  year,  ALSTOM's  Transmission  &  Distribution  Sector
(excluding the Power  Conversion  activities)  generated  sales of €3.2 billion, accounting  for  15% of  ALSTOM's  revenues.  It  employs  25,000  people  in 70 countries.

Commenting on the planned sale,  Patrick Kron,  Chairman and CEO of ALSTOM said:
"This transaction constitutes another key step in implementing the action plan I launched on 12 March 2003. I also  believe  that T&D has a bright  future in the
Areva Group."

The transaction is subject to normal closing  conditions,  including  regulatory clearances and the completion of employee consultations.  Closing is expected in
January 2004.

Press enquiries:        S. Gagneraud/G. Tourvieille
                        Tel. +33 1 47 55 25 60/2315
                        internet.press@chq.alstom.com

Investor relations:     E. Chatelain
                        Tel.+33 1 47 55 25 33
                        investor.relations@chq.alstom.com

M: Communications:      L. Tingström
                        Tel. +44 789 906 6995
                        tingstrom@mcomgroup.com